

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10031362

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. C. Wainwright & Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of
H.C. Wainwright Holding Corporation)

Report Pursuant to Rule 17a-5(d) of the
Securities and Exchange Commission

December 31, 2009

"Public"

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

Index



MHM Mahoney Cohen CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
H.C. Wainwright & Co., Inc.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., Inc. (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of H.C. Wainwright & Co., Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5(d) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

MHM Mahoney Cohen CPAs

February 23, 2010

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 61,281
Restricted cash (Note 2)	164,418
Due from broker (Note 2)	19,048,523
Securities owned, at fair value (Note 2)	34,303,151
Property and equipment, net (Note 3)	159,819
Deferred tax assets (Note 4)	2,053,000
Other assets	469,398
	$ 56,259,590

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at fair value (Note 2)	$ 44,747,291
Accounts payable and accrued expenses (Note 5)	602,271
Commissions payable	502,759
Deferred rent liability	126,079
Total liabilities	45,978,400
Commitments (Note 9)	
Stockholder's equity:	
Common stock, $8.84 stated value:	
Authorized - 200,000 shares	
Issued - 100,000 shares	
Outstanding - 95,000 shares	883,863
Additional paid-in capital	22,530,173
Accumulated deficit	(13,034,796)
Treasury stock, at cost - 5,000 shares	(98,050)
Total stockholder's equity	10,281,190
	$ 56,259,590

See accompanying notes.

Note 1 - Description of Business

H.C. Wainwright & Co., Inc. (the "Company") (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation (the "Parent")) was incorporated in Massachusetts in July 1990. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is principally engaged in proprietary trading activities.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

All highly liquid investments with an original maturity from the date of purchase of three months or less are considered to be cash and cash equivalents.

Restricted Cash

Restricted cash represents a standby letter of credit used to collateralize a lease for the Company's New York City office space.

Due from Broker

Amounts receivable and payable to the Company's clearing broker for proprietary security transactions that have not reached their contractual settlement date and interest on security positions are recorded on a net basis in due from broker. As of December 31, 2009, the Company has a collateral balance of $8,302,025, which is included in due from broker.

Securities Transactions

Proprietary securities transactions and related commissions are recorded on a trade-date basis. Securities owned consist of proprietary positions in fixed income securities, equity securities and warrants, and are recorded at fair value. Securities owned may be pledged to the Company's clearing broker on terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations. Securities sold, not yet purchased consist of agreements to sell positions in fixed income securities and are recorded at fair value.

Note 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation on computer and office equipment is calculated using the straight-line method over the useful lives of the assets of three to five years. Depreciation on furniture and fixtures is calculated using the straight-line method over the useful lives of the assets of five to seven years. Amortization of leasehold improvements is calculated using the straight-line method over the term of the lease or useful life of the assets, whichever is shorter.

Income Taxes

For federal, state and local income tax reporting purposes, the Company is included in the consolidated income tax returns of its Parent. Accordingly, for financial statement reporting purposes, the Company's current and deferred income taxes are calculated on a stand-alone basis, as if it filed its own federal, state and local income tax returns. Income taxes payable are reflected as amounts due to Parent.

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established when the realization of net deferred tax assets is not considered more likely than not.

Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," which was primarily codified into Topic 740, "Income Taxes," of the Accounting Standards Codification ("ASC 740"). ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with generally accepted accounting principles and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. ASC 740 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of January 1, 2009, the Company recognized no adjustments for uncertain tax positions. During the year ended December 31, 2009, the Company recognized no adjustments for uncertain tax positions.

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, due from broker, accounts payable and accrued expenses, and commissions payable approximate their carrying values due to their short-term nature.

Fair Value Measurements

The Company applies recurring fair value measurements to its securities owned and securities sold, not yet purchased, in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"). In determining fair value, the Company uses a market approach and incorporates assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation techniques. These inputs can be readily observable, market corroborated or generally unobservable internally-developed inputs. Based upon the observability of the inputs used in these valuation techniques, the Company's securities owned and securities sold, not yet purchased, are classified as follows:

- Level 1 - the fair value of securities owned and securities sold, not yet purchased, classified as Level 1 is determined using quoted prices in active markets for identical assets and liabilities that are accessible at the measurement date.

- Level 2 - the fair value of securities owned and securities sold, not yet purchased, classified as Level 2 is determined using: (a) quoted prices in inactive markets for identical assets and liabilities or (b) models and methodologies developed by third parties using observable inputs for identical assets and liabilities at the measurement date.

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

- Level 3 - the fair value of securities owned and securities sold, not yet purchased, classified as Level 3 is determined using internally-developed models and methodologies using unobservable inputs, management's own assumptions about market participants, and the best information available in the circumstances including the Company's own data at the measurement date.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Obligations of U.S. government	$ -	$ 5,672,529	$ -	$ 5,672,529
Corporate bonds	-	28,149,102	-	28,149,102
Municipal bonds	-	56,593	-	56,593
Common stock	314,585	-	-	314,585
Restricted stock	-	71,892	-	71,892
Warrants	-	-	38,450	38,450
	$ 314,585	$ 33,950,116	$ 38,450	$ 34,303,151
Securities sold, not yet purchased:				
Obligations of U.S. government	$ -	$ (317,307)	$ -	$ (317,307)
Corporate bonds	-	(44,429,984)	-	(44,429,984)
	$ -	$ (44,747,291)	$ -	$ (44,747,291)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis during the year ended December 31, 2009, which were determined to be Level 3 fair value measurements:

	Beginning Balance	Unrealized Losses	Ending Balance
Securities owned:			
Warrants	$ 126,692	$ (88,242)	$ 38,450

Note 2 - Summary of Significant Accounting Policies (Continued)

Subsequent Events

Effective June 30, 2009, the Company adopted certain sections of Financial Accounting Standards Board Accounting Standards Codification 855, "Subsequent Events" ("ASC 855"). ASC 855 establishes standards for the accounting and disclosure of subsequent events. ASC 855 introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance sheet date.

The Company evaluated its financial statements for subsequent events through February 23, 2010, the date the financial statements were available to be issued, and determined that no events or transactions occurred which were required to be disclosed in these financial statements.

Note 3 - Property and Equipment

Property and equipment is as follows:

Computer and office equipment	$ 359,435
Furniture and fixtures	44,728
Leasehold improvements	97,278
	501,441
Less: Accumulated depreciation and amortization	341,622
	$ 159,819

Note 4 - Income Taxes

The components of the Company's deferred tax assets as of December 31, 2009 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 1,717,000
Deferred rent	57,000
Unrealized losses on securities	131,000
Depreciation on property and equipment	1,000
Alternative minimum tax credit	147,000
	$ 2,053,000

Note 4 - Income Taxes (Continued)

As of December 31, 2009, the Company has approximately $3,784,000 in net operating loss carryforwards, which expire in 2018 through 2027. The utilization of such operating loss carryforwards is limited in certain circumstances pursuant to section 382 of the Internal Revenue Code.

During the year ended December 31, 2009, the valuation allowance on deferred tax assets decreased by approximately $2,251,000.

The Parent's income tax returns for the tax years 2006 to 2008 are subject to examination by the Internal Revenue Service.

Note 5 - Related Party Transactions

The Company subleases office space from Victus Capital LLC ("Victus"), an affiliate of the Parent. Under the terms of the sublease agreement, the Company is obligated to pay Victus approximately $810,000 in rent through January 2012 (see Note 9). During the year ended December 31, 2009, the Company made approximately $321,000 in rental payments to Victus.

As of December 31, 2009, the Company has approximately $73,000 in accounts payable to Victus related to unpaid rent it is contractually obligated to pay under its sublease agreement.

Included in accounts payable and accrued expenses is $20,000 due to the Company's Parent for income taxes payable.

Note 6 - Defined Contribution Plan

The Company provides all eligible employees with a defined contribution plan under section 401(k) of the Internal Revenue Code. Contributions under the plan provide for a discretionary employer matching contribution not to exceed 6% of an employee's compensation for the plan year subject to Internal Revenue Code limitations.

Note 7 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counterparty.

Note 7 - Concentrations of Credit Risk (Continued)

The Company frequently maintains balances at banks in excess of the Federal Deposit Insurance Corporation limit, which is $250,000 per institution through December 31, 2013.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $4,599,352, which exceeded the minimum requirement of $100,000 by $4,499,352. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1.

Note 9 - Commitments

The Company subleases office space from Victus under a non-cancellable operating lease that expires in 2012 (see Note 5). Future minimum annual rental payments under this lease as of December 31, 2009 are as follows:

Year Ending December 31,	
2010	$ 383,000
2011	394,000
2012	33,000
	$ 810,000

SUPPLEMENTARY INFORMATION

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
(Supplementary Information)
Computation of Net Capital Pursuant to Rule 15c-3-1
of the Securities and Exchange Commission
December 31, 2009

Net capital:	
Total stockholders' equity	$ 10,281,190
Deductions:	
Restricted cash	164,418
Securities owned with no ready market	110,342
Property and equipment, net	159,819
Deferred tax assets	2,053,000
Other assets	219,398
	2,706,977
Net capital before haircuts on securities	7,574,213
Haircuts on securities held	(2,974,713)
Undue concentrations	(148)
Net capital	$ 4,599,352
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 602,271
Commissions payable	502,759
Deferred rent liability	126,079
Total aggregate indebtedness	$ 1,231,109
Computation of net capital requirement:	
Minimum capital required	$ 100,000
Excess net capital	$ 4,499,352
Excess net capital at 1,500 percent	$ 4,517,278
Excess net capital at 1,000 percent	$ 4,476,241
Ratio of aggregate indebtedness to net capital	0.27 to 1

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
(Supplementary Information)
Computation of Net Capital Pursuant to Rule 15c-3-1
of the Securities and Exchange Commission (Concluded)
December 31, 2009

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009):

Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 4,569,891
Miscellaneous difference	29,461
Net capital per above	$ 4,599,352


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